October 15, 2009

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

RE: The Macerich Company

Form 10-K for the Fiscal Year Ended

December 31, 2008

Filed February 27, 2009

File No. 001-12504

Dear Mr. Woody:

This letter is in response to your letter dated October 13, 2009 setting forth an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) regarding the above mentioned Form 10-K for The Macerich Company (the “Company”).  For your convenience, your comment is restated in italics prior to our response to the comment below.

Form 10-K for the year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 57

1.   We have reviewed your response to our prior comment 2.  Item 10(e) of Regulation S-K indicates that an item cannot be identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.  Given that the adjustment of minority interest due to redemption value charge affects three years of financial results, we continue to believe that this amount can not be considered non-recurring.  Please revise your discussion to include all of the disclosures required by Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as they relate to this charge.

Response

The Company respectfully notes the Staff’s comment and advises the Staff that the Company will not identify the adjustment of minority interest due to redemption value as a non-recurring charge in future filings.  In addition, in future filings, whenever the

Company adjusts FFO for the minority interest due to redemption value of the Rochester Properties or the Company otherwise presents FFO other than as defined by the National Association of Real Estate Investment Trusts, the Company will revise its discussion of funds from operations (“FFO”) included in its Form 10-K and other filings with the Commission to include all of the disclosures required by Regulation G, Item 10(e) of Regulation S-K and, with respect to any adjustment to FFO for recurring items, Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as they relate to the presentation of FFO.  In particular, the Company will expand its discussion concerning FFO, as adjusted for minority interest due to redemption value, to describe (1) the manner in which management uses FFO to conduct or evaluate its business, (2) the economic substance behind management’s decision to use FFO, (3) the material limitations associated with the use of FFO as compared to the use of the most directly comparable GAAP financial measure, (4) the manner in which management compensates for these limitations when using FFO, and (5) the substantive reasons why management believes FFO provides useful information to investors.

As an example of the additional disclosure contemplated by the Company, below is a revision to the FFO disclosure included on page 57 of the Company’s Form 10-K for the year ended December 31, 2008:

“Funds from Operations

The Company uses FFO in addition to net income to report its operating and financial results and considers FFO and FFO—diluted as supplemental measures for the real estate industry and a supplement to GAAP measures. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) computed in accordance with GAAP, excluding gains (or losses) from extraordinary items and sales of depreciated operating properties, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. The Company also adjusts FFO for the minority interest due to redemption value on the Rochester Properties.  (See Note 13—Discontinued Operations in the Company’s Notes to the Consolidated Financial Statements).

FFO and FFO on a fully diluted basis are useful to investors in comparing operating and financial results between periods. This is especially true since FFO excludes real estate depreciation and amortization as the Company believes real estate values fluctuate based on market conditions rather than depreciating in value ratably on a straight-line basis over time. In addition, consistent with the key objective of FFO as a measure of operating performance, the adjustment of FFO for the minority interest in redemption value provides a more meaningful measure of the Company’s operating performance between periods without reference to the non-cash charge related to the adjustment in minority interest due to redemption value.  We believe that such a presentation also provides investors with a more meaningful measure of our operating results in comparison to the operating results of other REITs.  Further, FFO on a fully diluted basis is one of the measures investors find most useful in measuring the dilutive impact of outstanding convertible securities.

FFO does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as defined by GAAP and is not indicative of cash available to fund all cash flow needs. The Company also cautions that FFO, as presented, may not be comparable to similarly titled measures reported by other real estate investment trusts.

Management compensates for the limitations of FFO by providing investors with financial statements prepared according to GAAP, along with this detailed discussion of FFO and a reconciliation of FFO and FFO—diluted to net income available to common stockholders.  Management believes that to further understand the Company’s performance, FFO should be compared with the Company’s reported net income and considered in addition to cash flows in accordance with GAAP, as presented in our Consolidated Financial Statements.”

The Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President, Chief Financial
Officer and Treasurer